17 State Street, 5th Floor

New York, New York 10004

December 12, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

Re:	Singlepoint Inc.
Registration Statement on Form S-1 (File. No. 333-267779)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Alexander Capital, LP, as representative of the underwriters of the offering, hereby joins the request of SinglePoint Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it may become effective at 4:30 pm, Eastern Time, on Thursday, December 14, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus dated December 1, 2023 to prospective underwriters and dealers, institutional investors, retail investors and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Please contact Thomas J. Poletti of Manatt, Phelps & Phillips, LLP, counsel of the representative of the underwriters, at (714) 312-7500 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Best Regards,

ALEXANDER CAPITAL, LP

By:	/s/ Jonathan Gazdak
Name:	Jonathan Gazdak
Title:	Managing Director-Head of Investment Banking